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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           MICOM COMMUNICATIONS CORP.
                           (NAME OF SUBJECT COMPANY)

                           MICOM COMMUNICATIONS CORP.
                       (NAME OF PERSON FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $.0000001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  59478P 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         WARREN B. (BARRY) PHELPS, III
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           MICOM COMMUNICATIONS CORP.
                            4100 LOS ANGELES AVENUE
                         SIMI VALLEY, CALIFORNIA 93063
                                 (805) 583-8600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   COPIES TO:

                           TIMOTHY F. SYLVESTER, ESQ.
                           DOUGLAS C. CARLETON, ESQ.
                               RIORDAN & MCKINZIE
                             300 SOUTH GRAND AVENUE
                                   29TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-4824

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is MICOM Communications Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4100 Los Angeles Avenue, Simi Valley, California 93063. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the common stock, par value $.0000001 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated May 17, 1996 (the "Schedule 14D-1") filed by Elder Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Northern Telecom Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock (the "Shares") at $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 1996 (the "Offer to Purchase") and the related letter of transmittal (which, as amended and extended from time to time, together constitute the "Offer").

     As set forth in the Offer to Purchase, the principal executive offices of each of Purchaser and Parent are located at Northern Telecom Plaza, 200 Athens Way, Nashville, Tennessee 37228.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement dated July 5, 1995 relating to the Company's Annual Meeting of Stockholders held on August 7, 1995 (the "Proxy Statement") under the headings "Board of Directors and Certain Board Committees," "Executive Officers, Compensation and Other Information," "Compensation Committee Interlocks and Insider Participation" and "Security Ownership of Certain Beneficial Owners and Management" on pages 4 through 14 of the Proxy Statement.

     Severance Compensation Agreement. On November 8, 1995 the Company entered into separate Severance Compensation Agreements (collectively, the "Severance Compensation Agreement") with each of its executive officers (each, an "Executive"). In order to protect each Executive against the possible consequences of a Change in Control of the Company (as defined in the Severance Compensation Agreement), the Company agreed that, if an Executive's employment is terminated by the Company, other than due to Executive's Disability, Retirement or for Cause, or if Executive shall terminate his or her employment for Good Reason (as each such term is defined in the Severance Compensation Agreement), in any such case within two (2) years of such Change in Control, such Executive shall be entitled to severance compensation equal to one (1) year's base compensation and the annual bonus target for the Company's full fiscal year during which such termination occurred. Additionally, the Company shall continue for a period of one (1) year all of Executive's employee benefits plans affording protection against medical costs, including any medical, excess medical, hospitalization or similar insurance or reimbursement plan. The consummation of transactions contemplated by the Offer constitute a Change in Control under the Severance Compensation Agreement. A copy of the form of Severance Compensation Agreement is attached as an Exhibit to this Schedule 14D-9.

     Amendment to Notes. The Straight Note dated September 21, 1987 between Mr. Phelps and the Company and the Straight Note dated March 15, 1988 between Mr. Cabral and the Company (collectively, the "Notes") were each amended on November 8, 1995 and currently include a provision which states that, on a Change in Control (as defined in the Notes), the balance due thereunder shall be forgiven. On May 15, 1996, an aggregate of $100,000 and $33,333 were due on Notes of each of Messrs. Phelps and Cabral,

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respectively. The consummation of the transactions contemplated by the Offer constitutes a Change in Control under the Notes. Copies of the Notes are attached as an Exhibit to this Schedule 14D-9.

     (b)(2) Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). As a result of the Merger, each outstanding Share (other than Shares held by the Company in treasury, Shares held by Purchaser or Parent and Shares held by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive $12.00 in cash, without interest (the "Merger Consideration").

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit to this Schedule 14D-9.

     The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Purchaser has expressly reserved the right to waive conditions of the Offer, but without the prior written consent of the Company, Purchaser has agreed that it will not (i) decrease or change the form of consideration payable in the Offer Price, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer (other than those set forth below (the "Offer Conditions")), (iv) change the Offer Conditions (provided, that Parent or Purchaser in its sole discretion may waive any such conditions) or (v) make any other change in the Offer Conditions which is materially adverse to the holders of the Shares. The obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer will be subject only to the conditions set forth below. Notwithstanding the foregoing, Parent and Purchaser may, without the consent of the Company, (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions of the Offer shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by statute, rule, regulation, interpretation or position of the Commission or any other governmental authority or agency thereof applicable to the Offer, and (iii) extend the Offer for any reason on one or more occasions for an aggregate of not more than fifteen (15) business days beyond the latest expiration date that would otherwise be permitted under clauses (i) and (ii) of this sentence. In addition, Purchaser and Parent have agreed that if at any scheduled expiration date of the Offer any of the conditions of the Offer are not satisfied or waived by Parent or Purchaser but are capable of being satisfied in the reasonable opinion of Parent and Purchaser, on the written request of the Company, Purchaser shall from time to time extend the Offer for up to thirty (30) business days in the aggregate from the originally scheduled expiration date.

     Board Representation. If, immediately following the consummation of the Offer, Purchaser is unable to cause the Merger to be effected pursuant to
Section 253 of the Delaware General Corporation Law (the "DGCL"), promptly upon the purchase by Purchaser pursuant to the Offer and the Investor Options (as defined below) of such number of Shares as represents at least a majority of the outstanding Shares and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of the number of directors on the Board of Directors of the Company and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors of the Company or use its best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser's designees to be so elected; provided, that neither Parent nor Purchaser shall take any action to prevent at least two persons who are directors of the Company on May 13, 1996 (the "Continuing Directors") from remaining as directors of the Company until the Effective Time, and so long as there shall be at least one such Continuing Director, following the election or appointment of Purchaser's designees and prior to the Effective Time, any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the

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Merger Agreement, and any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company will require the concurrence of a majority of the Continuing Directors. The Company will also use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the entire Board of Directors of the Company to be on (i) each committee of the Board of Directors of the Company and
(ii) each Board of Directors and each committee thereof of each subsidiary of the Company. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act. At the request of Purchaser and subject to applicable law, the Company has agreed to take, at its expense, all action necessary to effect any such election or appointment of Purchaser's designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Purchaser and Parent are obligated to supply to the Company all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule. At Parent's request, the Company is furnishing to its stockholders, as Schedule 1 to this Schedule 14D-9, the information required by such Section and Rule.

     The Merger. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with relevant law, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions to the Merger. The Company shall be the Surviving Corporation and shall continue its existence under the laws of Delaware, and the Certificate of Incorporation and the Bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation (except the name of the Surviving Corporation shall be MICOM Communications Corp.). The directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. Each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation, which will thereupon become a direct wholly owned subsidiary of Parent. The parties to the Merger Agreement shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, as required by the DGCL. The Merger will become effective upon such filing or at such time thereafter as is provided under applicable law (referred to herein as the "Effective Time").

     Consideration to be Paid in the Merger. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Purchaser, Parent or any subsidiary of Purchaser or Parent or in the treasury of the Company, all of which shall be canceled, and other than Dissenting Shares (as defined in the Merger Agreement)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per Share (subject to any applicable withholding tax) equal to $12.00, without interest.

     Termination of Stock Options and Stock Option Plans. At the Effective Time (or at such earlier time as Purchaser shall designate, which time may be immediately prior to the acceptance of Shares pursuant to the Offer), each holder of a stock option issued by the Company shall, in settlement thereof, receive from the Surviving Corporation for each Share subject to such option an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of the Merger Consideration over the per share exercise or purchase price of such option. Upon receipt of such amount by the holder of the option (or in the case of an option with an exercise price of $12.00 or greater, at the Effective Time), the option shall be canceled. At the Effective Time, all the Company's stock option plans shall be terminated. In the Merger Agreement, the Company has agreed to use its best efforts, prior to the Effective Time, to obtain all necessary consents or releases from holders of options and to take all such other action as may be reasonably necessary to give effect to these provisions regarding options.

     Cancellation of Purchase Rights. At the Effective Time each holder of a stock purchase right issued by the Company shall in settlement thereof receive from the Surviving Corporation for each Share the holder of the purchase right would have been entitled to with respect to such purchase right under the Company's employee stock purchase plan, as calculated in accordance with the terms of such plan (for purposes of such calculation the date of the Effective Time shall be deemed to be the last day of any purchase right period

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under such plan which commenced on or prior to May 13, 1996), subject to applicable withholding tax, an amount in cash equal to the Merger Consideration, with appropriate adjustment for fractional Shares otherwise purchasable. Upon receipt of such amounts, the purchase right shall be canceled. In the Merger Agreement, the Company has agreed to use its best efforts to obtain all necessary consents or releases from holders or purchase rights and to take all other action as may be necessary to give effect to these provisions regarding purchase rights. In the Merger Agreement, the Company has represented that as of April 29, 1996, not more than 6,500 Shares were issuable upon the exercise of outstanding purchase rights issued by the Company.

     Effect on Warrants. After the Effective Time, the Warrants issued by the Company will remain outstanding but, pursuant to the Warrant Agreement, will only be exercisable for cash in an amount equal to $12.00 multiplied by the number of Shares for which each warrant was exercisable immediately prior to the Merger.

     Stockholder Meeting. The Merger Agreement provides that if required by applicable law, the Company will, as soon as practicable following consummation of the Offer, duly call a meeting of its Stockholders for the purpose of adopting the plan of merger contained in the Merger Agreement and the transactions contemplated thereby. The Merger Agreement also provides that, subject to the fiduciary duties of the Company's Board of Directors under applicable law, the Company shall include in its Proxy Statement the recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of the plan of merger set forth in the Merger Agreement. The Parent and the Purchaser have each agreed under the Merger Agreement that, at such stockholder meeting, all of the Shares acquired pursuant to the Offer, the Option or otherwise by the Parent or the Purchaser or any of their affiliates will be voted in favor of the Merger.

     If Purchaser or Parent acquires at least 90% of the outstanding Shares, the Merger may be effected without a meeting of the stockholders in accordance with the provisions of Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, capital structure, subsidiaries, corporate authorization, absence of changes, Commission filings, consents and approvals, no violations of other agreements, investment bank and finders' fees, employee benefits, labor relations, litigation, taxes, compliance with applicable laws, environmental matters, intellectual property, real property, insurance, material contracts, related party transactions, liens and other matters.

     Purchaser and Parent have also made certain representations and warranties with respect to corporate existence and good standing, corporate authorization, Commission filings, consents and approvals, no violations of other agreements, ability to finance the Offer and the fees and expenses related thereto and other matters.

     Conduct of Business and Other Covenants Pending the Merger. The Company has agreed that, except as expressly contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the date on which a majority of the Company's directors are designees of Parent or Purchaser, the Company will conduct and will cause each of its subsidiaries to conduct its operations according to its ordinary and usual course of business and consistent with past practice and the Company will use and will cause each of its subsidiaries to use its best efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with those having business relationships with the Company and its subsidiaries. The Company has agreed to promptly advise Parent and Purchaser in writing of any change in the Company's or any of its subsidiaries' condition (financial or otherwise), properties, customer or supplier relationships, assets, liabilities, business prospects or results of operations which may reasonably be likely to have a Material Adverse Effect (as defined in the Merger Agreement).

     In addition, without limiting the generality of the foregoing and except as otherwise expressly provided in or contemplated by the Merger Agreement, prior to the time specified in the first sentence in the preceding paragraph, the Company has agreed that, without the prior written consent of Parent, it will not (and will not

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permit any of its subsidiaries to): (i) issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge of (A) any securities of the Company (including any option) or any securities of its subsidiaries, or grant or accelerate any right to convert or exchange any securities of the Company or any of its subsidiaries, other than Shares issuable upon exercise of the options or warrants outstanding on the date hereof or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date of the Merger Agreement, (ii) otherwise acquire or redeem, directly or indirectly, or amend any of the securities of the Company or any of its subsidiaries, (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of the Company or any of its subsidiaries (other than cash dividends paid to the Company by its wholly-owned subsidiaries with regard to their capital stock), (iv) (A) make or offer to make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $25,000 or more, except for purchases of inventory made in the ordinary course of business and consistent with past practice, or (B) enter into a contract which (1) involves or could involve aggregate payments of more than $250,000, (2) is with MB Communications, Inc., Black Box Corporation or any of their affiliates, (3) is with Odyssey Partners L.P. ("Odyssey") or any of its affiliates or (4) is or could reasonably be expected to be material to the Company and its subsidiaries taken as a whole (such contracts, "Material Contracts"), or amend any Material Contract, except with respect to a one (1) year renewal of the Company's existing policies of directors' and officers' liability insurance or the purchase of policies that are substantially equivalent to such existing policies, or grant any release or relinquishment of any rights under any Material Contract, (v) incur or assume any long-term debt or short-term debt except for short-term debt incurred in the ordinary course of business consistent with past practice, (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of the Company, (vii) make any loans, advances or capital contributions to, or investments in, any other person (other than wholly-owned subsidiaries of the Company), (viii) change any of the accounting principles or practices used by it, (ix) make any tax election or settle or compromise any material federal, state or local income tax liability, (x) propose or adopt any amendments to its Certificate of Incorporation or Bylaws (or similar documents), (xi) grant any stock-related, performance or similar awards or bonuses, (xii) forgive any loans to employees, officers or directors or any of their respective affiliates or associates, (xiii) enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees, or grant any increases in the compensation or benefits to officers, directors and employees other than normal increases to persons who are not officers or directors in the ordinary course of business consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, (xiv) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Company's employee benefit plans or agreements subject to such plans or any other plan, agreement, contract or arrangement of the Company,
(xv) enter into, amend, or extend any collective bargaining or other labor agreement, (xvi) adopt, amend or terminate any employee benefit plan or arrangement, (xvii) settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby) or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities reflected or reserved against in full in the financial statements as at December 31, 1995 or incurred in the ordinary course of business subsequent to December 31, 1995 or (xviii) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect as of the date when made or as of a future date or would result in any of the Offer Conditions not being satisfied.

     No Solicitation. The Company has agreed that it will not and will not permit any of its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates to, directly or indirectly, solicit, encourage, initiate or participate in any discussions or negotiations with, or provide any non-public information or access to the Company or any of its subsidiaries concerning any Acquisition Transaction (as defined below), to any third party, and to cause any such existing activities to cease and be terminated,

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provided that the Board of Directors of the Company is not prohibited from furnishing information to or entering into discussions or negotiations with any person or entity that makes an unsolicited bona fide proposal to engage in an Acquisition Transaction that the Board of Directors of the Company in good faith determines, with the assistance of its financial advisors, represents a financially superior transaction for the stockholders of the Company when compared to the Offer and the Merger, if, and only to the extent that, the Board of Directors determines after consultation with outside legal counsel that failure to take any such action would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to the stockholders of the Company under the DGCL. Except as is required in the exercise of the fiduciary duties of the Board of Directors of the Company, the Company has also agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party without Parent's prior written consent. "Acquisition Transaction", as defined in the Merger Agreement, means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its material subsidiaries or divisions.

     Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, except that the Company will be required to pay a termination fee to Parent and to reimburse certain expenses of Parent under certain circumstances described in "Termination" below.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the proposed Effective Time, of the following conditions:
(a) unless the Merger is consummated pursuant to the "short-form" merger provisions of the DGCL, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company required by and in accordance with applicable law; (b) all necessary waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act") applicable to the Merger shall have expired or been terminated; (c) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against Parent, Purchaser or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal or otherwise restricts Parent's or Purchaser's exercise of full rights to own and operate the Company (each party agreeing to use all reasonable efforts to have such prohibition lifted); and (d) Purchaser shall have accepted for purchase and paid for the Shares validly tendered; provided, however, that this condition will be deemed satisfied with respect to Purchaser and Parent if Purchaser shall have failed to purchase Shares pursuant to the Offer in violation of the terms of the Offer.

     The obligations of Purchaser and Parent to effect the Merger are further subject to the satisfaction or waivers, where permissible, on or prior to the proposed Effective Time of the following conditions: (a) the Company shall have performed and complied in all material respects with all agreements and obligations and conditions required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (b) the representations and warranties of the Company qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case on the date of the Merger Agreement and at and on the proposed Effective Time as though such representations and warranties were made at and as such date; and (c) the Company shall have delivered to Parent and Purchaser an officer's certification that each of the preceding conditions have been satisfied.

     The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver, where permissible, on or prior to the proposed Effective Time of the following conditions: (a) Purchaser and Parent shall have performed and complied in all material respects with all agreements and obligations required by the Merger Agreement to be performed or complied with by them on or prior to the proposed Effective Time; (b) the representations and warranties of Purchaser and Parent qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case on the date of the Merger Agreement and at and on the Effective Time as though such representations and warranties were made at and as such date; and (c) Parent and Purchaser shall have delivered to the Company an officer's certification that each of the preceding conditions have been satisfied.

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     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time: (a) by mutual written consent of the Boards of Directors of Company and Parent; (b) by Parent or the Company if the Effective Time shall not have occurred on or before December 31, 1996 (provided that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (c) by Parent or the Company if any court of competent jurisdiction in the United States or Canada or other United States or Canadian governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement or the Stock Option Agreements (as defined below) and such order, decree, ruling or other action shall have become final and non-appealable; (d) (i) by the Company if Purchaser fails to commence the Offer later than five business days following the public announcement of the terms of the Merger Agreement and (ii) by Parent if the Offer expires or is terminated on account of the failure of an Offer Condition without any Shares being purchased thereunder; (e) by Parent, (i) if the Board of Directors or any committee thereof of the Company withdraws or modifies or amends in a manner adverse to Parent or Purchaser its authorization, approval or recommendation of the Offer or the Merger or the Merger Agreement or shall have resolved to do any of the foregoing or shall have failed to have reiterated its recommendation within five (5) business days of any written request by Parent or Purchaser therefor or (ii) the Company or any of its subsidiaries (or the Board of Directors or any committee thereof of the Company) shall have approved, recommended, authorized, proposed, publicly announced its intention to enter into, or filed a Schedule 14D-9 not opposing any Acquisition Transaction with a party other than Parent or Purchaser or any of their affiliates; (f) by Parent if the Company or any of its subsidiaries participates in discussions or negotiations with, or provides any information to or affords any access to the properties, books and records of the Company to, or otherwise assists or facilitates any corporation, partnership, person or other entity or group (other than Parent or Purchaser or any affiliate or associate of Parent or Purchaser) concerning any Acquisition Transaction; (g) by Parent if the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement which is qualified as to materiality, shall not be true and correct, or any such representation or warranty that is not so qualified, shall not be true and correct when made or at any time prior to the Effective Time as if made at and as such time; (h) by Parent if at any time prior to the purchase by Purchaser of all of the Shares subject to the Investor Options, the Stock Option Agreements shall not be in full force and effect, the Investors shall have asserted that the Stock Option Agreements are not valid, binding or enforceable or are not in full force and effect, there shall be a material condition to the exercise of the Investor Options outstanding and not satisfied or the Investors shall have breached in any material respect any representation, warranty or covenant contained in the Stock Option Agreements; or (i) by the Company if either Parent or Purchaser shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or any of the representations and warranties of such party set forth in the Merger Agreement which is qualified as to materiality, shall not be true and correct, or any such representation and warranty that is not so qualified, shall not be true and correct in all material respects when made or at any time prior to the Effective Time as if made at and as such time. If the Merger Agreement is terminated and the Merger is abandoned, the Merger Agreement, except for obligations under the Merger Agreement to keep information confidential, as well as the termination fees and expense provisions and any provisions of the Merger Agreement relating to the Stock Option Agreements, shall become void. Notwithstanding the above, all parties to the Merger Agreement shall remain liable for any breach of the Merger Agreement.

     In the event that the Merger Agreement is terminated (i) pursuant to clauses (e) or (f) of the prior paragraph or (ii) pursuant to any other provision of the prior paragraph (regardless of whether such termination is by Parent or the Company) and (in the case of clause (ii) only) either (y) prior to such termination a Trigger Event (as defined below) has occurred or (z) prior to such termination the Offer shall have expired without the purchase of any Shares by Purchaser pursuant thereto and within twelve (12) months from the date of such expiration an Acquisition Event (as defined below) other than with the Parent or Purchaser or any of their affiliates has occurred, then the Company shall pay to Parent a fee equal to 2.5% of an amount equal to $12.00 multiplied by the fully diluted number of outstanding shares of common stock of the Company on the date of the Merger Agreement. In such circumstances, and unless such termination results from a material breach by Parent or Purchaser of its obligations under the Merger Agreement, the Company will promptly, in addition to any termination fee, pay, or reimburse Parent for, the reasonable, documented out-of-pocket fees and expenses incurred by or on behalf of Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement, including all legal, investment banking, accounting, printing and other fees and expenses whether incurred prior to or following the execution of or the termination of the Merger Agreement. "Trigger Event", as defined in the Merger Agreement, means the occurrence of any of (i) the Company or any of its subsidiaries (or the Board of Directors or any committee thereof of the Company) shall have recommended, approved, authorized, proposed or filed a Schedule 14D-9 not opposing, or publicly announced its intention to enter into, any Acquisition Transaction (other than with Parent, Purchaser or any of their affiliates); (ii) the Board of Directors or any committee thereof of the Company shall have withdrawn or modified or amended in any manner adverse to Parent or Purchaser its authorization, approval or recommendation to the stockholders of the Company with respect to the Offer, the Merger or the Merger Agreement, or shall have failed to have reiterated its recommendation within five business days of any written request by Parent or Purchaser therefor; or (iii) the Company shall have knowingly breached or willfully failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall, to the knowledge of the Company, not have been true and correct in all material respects as of the date of the Merger Agreement or shall cease to be true in all material respects prior to the Effective Time by reason of the willful acts of the Company. "Acquisition Event", as defined in the Merger Agreement, means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Investors and their affiliates and other than Parent, Purchaser or any of their affiliates) acquiring more than 50% of the outstanding Shares or assets of the Company or the Investors acquiring more than an additional 10% of the outstanding Shares or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     Indemnification and Insurance. Purchaser and Parent have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company (as such) or any of its subsidiaries as provided in the Company's Certificate of Incorporation or Bylaws, or the articles of incorporation, bylaws or similar documents of any of the Company's subsidiaries as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters. In addition, the Parent shall be responsible for assuring that any successors to the Company assume such indemnification obligations.

     The Surviving Corporation will cause to be maintained in effect for a period of four (4) years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time (but only in respect thereof), policies of directors' and officers' liability insurance covering the persons currently covered by the Company's existing directors' and officers' liability insurance policies and providing substantially similar coverage to such existing policies; provided, however, that the Surviving Corporation will not be required to maintain directors' and officers' liability insurance policies to the extent that the aggregate annual cost of maintaining such policies exceeds 150% of the aggregate annual amounts currently paid by the Company to maintain the existing policies.

     Employee Matters. Prior to the Effective Time, the Company will, and will cause its subsidiaries to, and from and after the Effective Time, the Parent will, and will cause the Surviving Corporation to, honor, in accordance with their terms all existing employment and severance agreements between the Company or any of its subsidiaries and any officer, director or employee of the Company or any of its subsidiaries. The Parent intends to cause the Surviving Corporation and its subsidiaries, until the first anniversary of the Effective Time, to provide pension and welfare benefits to their employees (considered as a group) (excluding employees covered by collective bargaining agreements and excluding benefits that are contingent on a change in control or that are based on, or require the issuance of, securities), which benefits will be in the aggregate no less favorable than those currently provided by the Company and its subsidiaries in the aggregate to such employees. The Company has agreed to take all action necessary to amend any plan (other than its stock option plans) maintained by the Company or any of its subsidiaries to eliminate all provisions for the purchase of Shares directly from the Company or any of its subsidiaries. In particular, the Company has agreed to take all action necessary to ensure that the Company's stock purchase plan for employees shall terminate as of the Effective Time, no purchase right period under such plan will commence after the date of the Merger Agreement, the current purchase right period will be terminated prior to the Effective Time, and no funds will be contributed in the current purchase period other than funds that were contributed prior to the date of the Merger Agreement.

     Amendment. Subject to applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, Parent and Purchaser, subject in the case of the Company to the review thereof by the Continuing Directors, at any time before or after adoption of this Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the consideration to be received by holders of Shares at the time of the Merger or which adversely affects the rights of the Company's stockholders thereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all the parties thereto.

     Other Agreements. Each party has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. However, other than the commencement of the Offer by Purchaser (in accordance with the terms of the Merger Agreement), nothing in the Merger Agreement shall obligate Parent or Purchaser to keep the Offer open beyond the expiration date of the Offer (as it may be extended from time to time, in accordance with the terms of the Merger Agreement) and nothing in the Merger Agreement shall obligate Parent or Purchaser or any of their respective subsidiaries or affiliates to agree (i) to limit or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or any of its subsidiaries or (ii) to limit the ability of such entities
(A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company and its subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of the Company and its subsidiaries. In addition, among other things, (i) the Company has agreed to use its reasonable best efforts, and Parent and Purchaser have agreed to use their best efforts to cause their ultimate parent to use its reasonable best efforts, to make promptly any required submissions under the HSR Act and (ii) the parties have agreed to cooperate in preparing filings that are required under or approvals or consents that are required by any law or regulation. In the event that any action, suit, proceeding or investigation relating to the Merger Agreement, the Stock Option Agreements or to the transactions contemplated thereby is commenced, whether before or after the Effective Time, the parties to the Merger Agreement agree to cooperate and use their best efforts to defend vigorously against it and respond thereto.

     Offer Conditions. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered until the expiration of any applicable waiting period for the Offer and the Investor Options under the HSR Act, and Purchaser may terminate or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (i) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates or which Parent and its affiliates have the right to acquire pursuant to the Stock Option Agreements, shall not constitute a majority of the outstanding Shares on a fully diluted basis, or (ii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following events shall occur:

          (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction, promulgated, enacted, entered, enforced or deemed applicable to the Offer, the Investor Options or the Merger, that would or is reasonably likely to (i) make the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the Offer or the Investor Options illegal, or otherwise restrict or prohibit or make materially more costly the consummation of the Offer, the Investor Options or the Merger, (ii) result in a significant delay in or restrict the ability of Purchaser to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Investor Options or to effect the Merger, (iii) render Purchaser unable to accept for payment or pay for or purchase some or all of the Shares pursuant to the Offer or the Investor Options, (iv) impose material limitations on the ability of Parent, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer or the Investor Options on all matters properly presented to the stockholders of the Company, (v) require the divestiture by Parent, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of Parent or Purchaser to conduct the business of the Company and its subsidiaries and own the assets and properties of the Company and its subsidiaries, (vi) impose any material limitations on the ability of Parent, Purchaser or any of their respective subsidiaries or affiliates effectively to control the business or operations of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates or (vii) otherwise materially adversely affect Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates or the value of the Shares or otherwise make consummation of the Offer, the Investor Options or the Merger unduly burdensome;

          (b) there shall have been threatened, instituted or pending any action, proceeding or counterclaim by or before any governmental, administrative or regulatory agency or instrumentality or before any court, arbitration tribunal or any other tribunal, domestic or foreign, challenging the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the Investor Options or the consummation of the Merger, or seeking to obtain any material damages, or seeking to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

          (c) the Stock Option Agreements shall not be in full force and effect (except due to the exercise by Purchaser of the Investor Options) or there shall be a material condition to the exercise of the Investor Options not satisfied or the Investors shall have breached in any material respect any of their representations, warranties or covenants contained herein and such breach shall have remained outstanding and uncured;

          (d) there shall have occurred (i) for a period of more than one full trading day any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States or the Toronto Stock Exchange,
     (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States or Canada, (iii) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or Canada,
     (iv) a material adverse change in the United States or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor or (v) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

          (e) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than Parent or the Investors or any of their respective affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 14.9% of the outstanding Shares;

          (f) the Company (or the Board of Directors or any committee thereof of the Company) shall have approved, recommended, authorized, proposed, filed a Schedule 14D-9 not opposing, or publicly announced its intention to enter into, any Acquisition Transaction (other than with Parent, Purchaser or any of their affiliates);

          (g) there shall have occurred any change, condition, event or development in the business, condition (financial or otherwise), assets, liabilities, results of operations or prospects of the Company or any of its subsidiaries that is, or is reasonably likely to be, materially adverse to the Company and its subsidiaries taken as a whole or that materially impairs, or is reasonably likely to materially impair the ability of the parties to consummate the Offer or the Merger;

          (h) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement or any representation or warranty of the Company contained in the Merger Agreement, which is qualified as to materiality, shall not be true and correct, or any such representation or warranty that is not so qualified, shall not be true and correct in any material respect, in each case either as of when made or at any time thereafter;

          (i) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer; or

          (j) the Board of Directors of any committee thereof of the Company shall have modified or amended in any manner adverse to Parent or Purchaser or shall have withdrawn its authorization, approval or recommendation of the Offer, the Merger or the Merger Agreement, or shall have resolved to do any of the foregoing or shall have failed to have reiterated its recommendation within five (5) business days of any written request by Parent therefor;

which, in the sole judgment of Parent or Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates other than any action or inaction constituting a material breach by Parent or Purchaser of their obligations under the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted regardless of the circumstances (including any action or inaction by Parent or Purchaser giving rise to any such condition other than any action or inaction constituting a material breach by Parent or Purchaser of their obligations under the Merger Agreement) or waived by Parent or Purchaser in whole or in part at any time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning the events described above will be final and binding on all parties.

     Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer price or the Merger Consideration. As set forth in the Merger Agreement, the Company shall give Parent and Purchaser (i) prompt notice of any written demands for appraisal of any Shares received by the Company, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such stockholder's right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw such stockholder's demand for appraisal by delivery to Purchaser of a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

     Stock Option Agreements. Concurrently with the execution of the Merger Agreement, and as a condition to Parent and Purchaser entering into the Merger Agreement, Purchaser and Parent entered into stock option agreements each dated as of May 13, 1996 (together, the "Stock Option Agreements"), with Odyssey and E.R. Yost (together, the "Investors"), the owners of 4,737,733 Shares and 413,412 Shares, respectively (together representing approximately 39% of the outstanding Shares on a fully diluted basis) (the "Option Shares"). Pursuant to the Stock Option Agreements, each of the Investors has agreed to grant Purchaser options (the "Investor Options") to purchase their respective Option Shares at a price of $12.00 per Share.

     The following is a summary of the material terms of the Stock Option Agreements. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and copies of which have been filed with the Commission as Exhibits to this Schedule 14D-9.

     Tender of Shares. Pursuant to the Stock Option Agreements, each of the Investors has agreed to validly tender and not to withdraw their respective Option Shares pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer. However, each of the Investors has agreed that if the purchase price per Share of the Offer is increased to an amount greater than $12.00, they will not tender their respective Option Shares into the Offer after the first public announcement of such increase and, if any such Option Shares were tendered prior to such first public announcement, each of the Investors will promptly withdraw their tender of any such Option Shares. In such event, Purchaser has agreed that it will exercise the Investor Options on the first business day following the purchase of any Shares pursuant to the Offer at a purchase price of $12.00 per Option Share (the "Option Closing").

     Voting of Shares. At any meeting of the stockholders of the Company or in connection with any written consent of stockholders of the Company from the date of the Stock Option Agreements until the first to occur of the Effective Time and the termination of the Stock Option Agreements, each of the Investors has agreed to vote (or cause to be voted) all of their respective Option Shares (i) in favor of the Merger and the terms of the Merger Agreement, (ii) in favor of any other action related to the Merger or in furtherance of the transactions contemplated by the Merger Agreement and the Stock Option Agreements, (iii) against any action or agreement that would result in a breach by the Company under the Merger Agreement or the Stock Option Agreements and (iv) except as otherwise agreed to in writing in advance by Purchaser, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (x) any Acquisition Transaction; and (y)(1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of Company's Certificate of Incorporation or By-laws; (3) any other material change in the Company's corporate structure or business; and (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or otherwise adversely affect the Offer, the Merger and the transaction contemplated by the Merger Agreement and the Stock Option Agreements.

     Option Terms. If (i) the Offer is terminated, abandoned or withdrawn by Parent or Purchaser (whether due to failure of any of the conditions thereto or otherwise), (ii) the Offer is consummated but Purchaser has not accepted for payment and paid for the Option Shares or (iii) the Merger Agreement is terminated in accordance with its terms (other than for the failure of Parent or Purchaser to fulfill any obligation under the Merger Agreement or by mutual agreement of the parties thereto), the Investor Options shall, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable in whole but not in part until the date which is the earlier of (A) sixty (60) days after the date of the occurrence of such event, so long as: (a) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived and (b) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Investor Options pursuant to the Stock Option Agreements. In the event that the Investor Options are not exercisable because the circumstances described in clauses (a) and (b) do not exist, then the Investor Options shall be exercisable for a period not exceeding an additional thirty (30) days after the 60-day period referred to in the preceding sentence.

     In the event the Option Shares are acquired by Purchaser pursuant to the exercise of the Investor Options ("Acquired Option Shares"), each of the Investors shall be entitled to receive, upon any subsequent disposition, transfer or sale (other than to an affiliate who takes such Acquired Option Shares subject to Purchaser's obligations under the Stock Option Agreements) ("Sale") of the Acquired Option Shares for which a binding contract of sale is entered into within one hundred eighty (180) days of the Option Closing, an amount in cash equal to 50% of the excess (if any) of the aggregate proceeds received in the Sale (net of selling commissions, if any) over the aggregate purchase price for the Acquired Option Shares subject to such Sale. If any of the consideration received by Purchaser in such Sale consists of securities, for purposes hereof the proceeds of such Sale shall be deemed to be the net amount that would actually have been received in an orderly sale of such securities commencing on the first business day following actual receipt of such securities by Purchaser, in the written opinion of an investment banking firm of national reputation selected by Purchaser and reasonably satisfactory to each of the Investors. Any payment due hereunder shall be paid by Purchaser to each of the Investors within five (5) days after receipt of the Sale proceeds or, if any of the consideration consists of securities, after the receipt of such investment banking firm's written opinion to the parties. Nothing herein shall create any duty by Purchaser to engage in a Sale of the Acquired Option Shares.

     Restrictions on Transfer. Except as contemplated by the Stock Option Agreements, each of the Investors shall not directly or indirectly, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of their respective Option Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Option Shares into a voting trust or enter into a voting agreement with respect to any such Option Shares; or (iii) take any action that would make any of their representations or warranties contained therein untrue or incorrect or have the effect of preventing or disabling the Investors from performing their obligations thereunder.

     No Solicitation. Each of the Investors (and in the case of Odyssey, its officers, directors, employees, controlling persons and representatives) will not, directly or indirectly, solicit, encourage or respond to any inquiries or the making of any proposal with respect to an Acquisition Proposal (as such term is defined in the Stock Option Agreements). Each Investor has agreed to immediately cease and cause to be terminated any such activities. Each of the Investors has agreed that if it receives any inquiry or proposal regarding any Acquisition Proposal, it will promptly inform Purchaser of that inquiry or proposal and will in the case of written proposals or inquiries, furnish Purchaser with a copy of such proposal or inquiry (and all amendments and supplements thereto). The Stock Option Agreement with Odyssey provides that the covenants and agreements set forth therein will not prevent any of Odyssey's designees on the Company's Board of Directors from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in compliance with such designee's fiduciary duties in its capacity as a director of the Company.

     Pursuant to the Odyssey Stock Option Agreements, Odyssey Investors, Inc., an affiliate of Odyssey, agreed that the Services Agreement (as defined in the Stock Option Agreements) between the Investors and the Company shall be automatically terminated, without notice, immediately upon the consummation of the Offer and that upon such termination (i) each party thereto shall have no further rights, duties or liabilities under the Services Agreement, (ii) upon such affiliate's receipt of a binding written agreement from the Company and the Surviving Corporation (the "Releasees") similarly releasing and discharging such affiliate, the Releasees shall automatically be released and discharged by such affiliate from all actions, suits, debts, sums of money, covenants, obligations, controversies, agreements, promises, damages, judgments, claims, and demands whatsoever, in law or equity, against the Releasees which such affiliate ever had, now has or hereafter shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever arising out of or in any way relating to the Releasees' obligations under the Services Agreement, and (iii) such affiliate of

Odyssey shall automatically waive any amounts that it would have otherwise received over and above an amount equal to the pro rata portion of the annual fee under the Services Agreement for the period through the consummation of the Offer or the Option Closing, as the case may be, plus any reimbursable expenses incurred by such affiliate of Odyssey prior to such date and not yet reimbursed by the Company.

  Confidentiality Agreement

     Pursuant to an agreement dated as of February 27, 1996 (the "Confidentiality Agreement") between the Company and Northern Telecom Limited ("Nortel"), the Company has supplied Nortel with certain non-public, confidential and proprietary information about the Company. Nortel has agreed in the Confidentiality Agreement that it, together with its directors, officers, employees, agents and representatives, will keep confidential all such information supplied by the Company and that it will not, without the prior written consent of the Board of Directors of the Company, until February 27, 1998, acquire or offer to acquire any securities or assets of the Company or enter into or propose to enter into any business combination involving the Company. In the Merger Agreement, the Company has represented and warranted that the making of any offer and proposal and the taking of any other action by Parent or Purchaser in connection with the Merger Agreement and the Stock Option Agreements and the transactions contemplated thereby have been consented to by the Board of Directors of the Company in accordance with the terms and provisions of the Confidentiality Agreement. The Confidentiality Agreement is attached as an Exhibit hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At a meeting held on May 12, 1996, the Board of Directors of the Company, by the unanimous vote of the directors present, determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Additionally, at such meeting, Montgomery Securities ("Montgomery") delivered its oral opinion to the Board that the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair to such stockholders from a financial point of view. Montgomery's advice was confirmed in an opinion letter dated May 13, 1996 (the "Fairness Opinion"), a copy of which is attached as Annex 1 hereto and is incorporated herein by reference. The Fairness Opinion is described in more detail below.

     (b) Background to the Offer. In order to complement its existing Magellan product line, Nortel and certain of its affiliated entities (the "Nortel Entities") conducted an evaluation of a number of branch access vendors, including the Company, from April to October 1995. In connection with that evaluation, members of Nortel's Multimedia Networks business unit contacted the Company in June 1995 to discuss the Company's business and products. During July and August 1995, the Company shared certain technological information with Nortel as part of Nortel's evaluation of the Company.

     In early September 1995, George Abou-Arrage, Nortel's Assistant Vice President and Business Manager-Magellan Access, telephoned Del Willis, Director of Business Development of the Company, to discuss the results of Nortel's evaluation.

     On September 14, 1995, Mr. Abou-Arrage and other members of Nortel's Multimedia Networks business unit met with Mr. Willis, Simon Lam, Vice President Product Development, and D. Wayne Shackelford, Manager-Major Account Sales, of the Company to discuss the commercial terms of potential cooperative efforts with respect to the development, supply, support and marketing of a multimedia access device. This initial contact led to various meetings and telephone conversations between Nortel and the Company during the months of October, November and December 1995.

     On December 7, 1995, Mr. Abou-Arrage suggested the possibility of the Nortel Entities taking an equity interest in the Company to Gilbert Cabral, President and Chief Operating Officer of the Company.

     On December 21, 1995, Nortel and the Company entered into a memorandum of understanding with respect to the development, supply, support and marketing of a multimedia access device, which contemplated the parties negotiating a definitive development agreement by February 29, 1996. The memorandum of understanding was generally not binding, except that it required Nortel to make an initial $400,000 payment to the Company for the Company to continue development work in advance of a definitive development agreement and gave Nortel the right to begin purchasing certain existing Company products and reselling those products as part of equipment manufactured and sold by Nortel. The memorandum of understanding contemplated that, upon execution of a definitive development agreement, the Company would deliver a final project plan and Nortel would make an additional payment of $400,000 to the Company, with subsequent payments to be made to continue to fund certain of the Company's development efforts.

     On January 27, 1996, Mr. Abou-Arrage spoke to Barry Phelps, Chairman of the Board and Chief Executive Officer of the Company, and Mr. Cabral concerning the possible benefits that might result from an acquisition of the Company by the Nortel Entities. This was followed by a further discussion on February 13, 1996 between Klaus Buechner, Nortel's Group Vice President and General Manager Multimedia Networks, and Mr. Phelps and Mr. Cabral.

     On February 23, 1996, Mr. Buechner telephoned Brian Young, a director of the Company and a former general partner of Odyssey and, in response to Mr. Buechner's inquiry, Mr. Young indicated that Odyssey might be interested in selling its Shares in connection with a potential acquisition of the Company by the Nortel Entities.

     In view of these preliminary discussions, Nortel and the Company entered into the Confidentiality Agreement on February 27, 1996.

     During the week of March 11, 1996, Nortel conducted a preliminary diligence review of the Company. On March 27, 1996, Mr. Buechner, Mr. Phelps, Mr. Young and a representative of Montgomery met to review the status of Nortel's diligence review and discuss potential transaction structures.

     On April 17, 1996, a representative of Montgomery had a discussion with Mr. Buechner in order to quantify and evaluate Nortel's potential interest in the Company. As a result of that conversation, the Company agreed to proceed with, and provide information with respect to, a more thorough due diligence review requested by Nortel.

     At a meeting of the Board of Directors of the Company on April 23, 1996, the schedule of the Nortel due diligence review was discussed. Additionally, Montgomery reviewed with the Board of Directors potential ranges of values that may be appropriate in the context of an acquisition of the Company.

     During the week of April 29, 1996, Nortel conducted a further diligence review. Various discussions were held during that week and during the week of May 6, 1996 between the respective representatives of and advisors to the Company and the Nortel Entities as to matters related to the Company's business.

     On May 6, 1996 at a regularly scheduled quarterly meeting of the Board of Directors of the Company, management and the Board discussed the Company's quarterly and year end results. At that time, Montgomery gave the Board an update of the Nortel due diligence review and analysis of the Company.

     Since a multimedia access device development agreement had not been finalized or entered into by February 29, 1996, as contemplated by the memorandum of understanding, Nortel did not make the payment to be made upon execution of the agreement. Concurrently with Nortel's due diligence, the parties continued to work on the development project and to negotiate the terms of the development agreement. In view of the Merger Agreement, such development agreement was not finalized.

     On the evening of May 9, 1996, a representative of CS First Boston Corporation, the Nortel Entities' financial advisor ("CS First Boston"), communicated to a representative of Montgomery that, if so requested by the Company's Board of Directors, the Nortel Entities would be prepared to make a proposal to the Board of Directors of the Company to acquire the Company for a price of $11.00 per Share, subject to execution of satisfactory agreements. The CS First Boston representative stated that any proposal by the Nortel Entities would be conditioned upon obtaining satisfactory stock option agreements with respect to the Option Shares.

Substantially contemporaneously, counsel to the Nortel Entities furnished the Company and Odyssey and their respective advisors with drafts of the Merger Agreement and form of Stock Option Agreement.

     On May 10, 1996, a representative of Montgomery indicated to a representative of CS First Boston that an acquisition price of $11.00 per Share was unacceptable but that the Company would be willing to enter into an acquisition transaction at a price of $13.00 per Share.

     During the evening of May 10, 1996 and over the May 11-12, 1996 weekend, representatives of CS First Boston and Montgomery continued discussions and negotiations regarding the proposed acquisition, including the proposed price, and counsel for the Nortel Entities negotiated the terms of the Merger Agreement and the Stock Option Agreements with counsel for the Company and Odyssey, respectively. On the afternoon of May 12, 1996, representatives of Montgomery and CS First Boston indicated that they believed that their respective clients would be prepared to enter into a transaction with an acquisition price of $12.00 per Share, subject to finalization of satisfactory agreements.

     On May 12, 1996, the Board of Directors of the Company, by the unanimous vote of the directors present, approved the Merger Agreement and determined to recommend that stockholders tender their shares pursuant to the Offer and also approved, for purposes of Section 203 of the DGCL, the Stock Option Agreement. Early on May 13, 1996, the Merger Agreement and the Stock Option Agreements were executed and the transactions were publicly announced.

     Review of the Offer; Analysis of Alternatives. In arriving at its decision to approve the transactions contemplated by the Merger Agreement and the Stock Option Agreements and to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Offer and the Merger Agreement, including the amount and form of the consideration being offered to the Company's stockholders; (ii) the recent and historical market prices and trading volume of the Shares, and historical and projected earnings of the Company; (iii) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (iv) the absence of any financing condition or any other term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer or the Merger; (v) the financial condition and business reputation of Parent, and the ability of Parent and Purchaser to complete the Offer and the Merger in a timely manner; (vi) possible alternatives, which the Board concluded were not reasonably likely to result in a more favorable combination of price, form of consideration and likelihood of consummation than the Offer and the Merger; (vii) management's view, supported by Montgomery, that, without a strategic partner, the Company would have difficulty competing effectively in an industry in which, through consolidation, the Company's competitors were growing in size and in financial resources and
(viii) the financial presentation of Montgomery and the receipt of the Fairness Opinion. Additionally, the Board retained the right to review, and if appropriate in the exercise of its fiduciary duties to the stockholders of the Company accept an unsolicited proposal that the Board may determine was financially superior to the Offer.

     The Board of Directors also took into consideration the results of the effort that Montgomery had conducted on behalf of the Company since December 1995 to explore various financial and strategic alliances and other potential transactions between the Company and potential strategic partners and acquisition candidates. The effort by Montgomery included identifying companies in the telecommunications and datacommunications industries that could be potential partners with or acquirors of the Company and contacting a number of these candidates on a discrete basis to determine their level of interest. The Company and Montgomery limited the parties contacted in order to avoid premature disclosure of the possibility of a sale of the Company, which the Board of Directors believed could adversely affect the Company's business. Montgomery conducted discussions with eight companies who entered into Confidentiality Agreements with the Company, four of whom met with senior management of the Company to pursue discussions. Thereafter, Montgomery and the Company entered into significant additional discussions with only the Nortel Entities.

     Fairness Opinion. At the May 12, 1996 meeting of the Board of Directors of the Company, Montgomery presented a detailed review of the consideration to be paid in the Offer and the Merger. As set forth in the Fairness Opinion, among other things, Montgomery (i) reviewed certain publicly available financial and other data with respect to the Company and Parent, including the consolidated financial statements for the

Company for recent years and interim periods to March 31, 1996 and certain other relevant financial and operating data relating to the Company and Parent made available to Montgomery from published sources and from the internal records of the Company; (ii) reviewed drafts dated May 12, 1996 of the Merger Agreement and the Stock Option Agreements; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (iv) compared the Company from a financial point of view with certain other companies in the networking industry which Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the networking industry which Montgomery deemed to be comparable, in whole or in part, to the Offer and the Merger; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to Montgomery by management, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed drafts of the Merger Agreement and the Stock Option Agreements and other matters related thereto with the Company's counsel and with counsel to Odyssey; and (viii) performed such other analyses and examinations as Montgomery deemed appropriate.

     No limitations were imposed by the Board of Directors or management of the Company on Montgomery with respect to the investigations made, or the procedures followed by it in rendering the Fairness Opinion. In connection with the Fairness Opinion, Montgomery assumed and relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for independent verification of such information. With respect to the financial forecasts provided to Montgomery as described above, Montgomery assumed for purposes of its opinion that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of the management of the Company at the time of preparation as to the future financial performance of the Company, and that such forecasts provide a reasonable basis upon which Montgomery could form its opinion. As a matter of practice, the Company does not publicly disclose internal management forecasts of the type provided to Montgomery in connection with Montgomery's review of the Offer and the Merger, and such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. Montgomery has assumed no liability for such forecasts. Montgomery also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements of the Company made available to Montgomery. Montgomery relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the Merger Agreement. Montgomery assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable federal and state statutes, rules and regulations. In addition, Montgomery did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company, nor was Montgomery furnished with any such appraisals. Finally, Montgomery's opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery as of, May 12, 1996.

     The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Montgomery in rendering its opinion. Stockholders are urged to read the Fairness Opinion in its entirety. The Fairness Opinion has been provided solely for use by the Board of Directors of the Company, only addresses the fairness of the consideration to be received by the stockholders of the Company, from a financial point of view, and does not constitute a recommendation to any stockholder of the Company to tender their Shares pursuant to the Offer.

     It is expected that if Shares are not accepted for payment by Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other opportunities which might involve the sale or other change in control of the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     By letter dated November 15, 1995 (the "Engagement Letter"), the Company engaged Montgomery to provide the Company with financial advice and assistance with respect to analyzing various financial and strategic alternatives, identifying potential acquirors and evaluating the financial terms and conditions of any proposals received. On such engagement, the Company paid Montgomery $50,000 (the "Initial Fee") to cover certain costs and expenses of Montgomery with respect to its efforts on the Company's behalf. Pursuant to the Engagement Letter, the Company owes Montgomery an advisory fee of $150,000 (the "Advisory Fee") for acting as financial advisor in connection with the transactions described in this Schedule 14D-9. The Company has also agreed to pay to Montgomery an additional fee, which is based upon the market value of such transactions (the "Transaction Fee"), in the event that a majority of the outstanding shares of Common Stock of the Company are acquired pursuant to the Offer or other negotiated purchase. The Initial Fee and the Advisory Fee will be credited against the Transaction Fee to the extent that the latter is paid by the Company to Montgomery. Assuming that the Offer and the Merger are consummated at the $12.00 price per Share, Montgomery will be entitled to an aggregate fee of approximately $1,500,000.

     The Company has also agreed to reimburse Montgomery for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel, if retained with the Company's consent. The Company has agreed to indemnify Montgomery and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except pursuant to the Company's employee stock plans and for the transactions contemplated by the Offer and the Stock Option Agreements, and except with respect to the sale by Mr. Simon Lam of 1,300 Shares at $11.75 per share on May 16, 1996, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director or affiliate of the Company.

     (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates (other than the Option Grantors) presently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by any such person which, if tendered, could cause such person to incur liability therefore pursuant to the short-swing profit recapture provisions of Section 16(b) of the Exchange Act of 1934. Each Investor is subject to the terms and conditions of the Stock Option Agreement to which it is a party, which Stock Option Agreement is described above in Item 3(b)(2).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Items 3(b) and 4(b) above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries, (iii) a tender offer for or acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         1 Agreement and Plan of Merger dated as of May 13, 1996 among Parent, Purchaser and the Company.*

         2 Stock Option Agreement dated as of May 13, 1996 among Parent, Purchaser and Odyssey Partners, L.P.*

         3 Stock Option Agreement dated as of May 13, 1996 among Parent, Purchaser and E.R. Yost.*

         4     Pages 4 through 14 of the 1995 Proxy Statement dated July 5,
               1995.*

         5     Press release issued by the Company and Nortel on May 13, 1996.*

         6     Fairness Opinion of Montgomery dated May 13, 1996.

         7 Letter to Stockholders dated May 17, 1996 from Warren B. (Barry) Phelps, III, Chairman and Chief Executive Officer of the Company.

         8     Form of Severance Compensation Agreement.*

         9 Second Amendment to Straight Note of Mr. Phelps dated November 8, 1995.*

        10 Second Amendment to Straight Note of Mr. Cabral dated November 8, 1995.*

        11 Confidentiality Agreement dated as of February 27, 1996 between the Company and Parent.*

- ---------------

* Not included in copies mailed to stockholders.

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

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  May 17, 1996
                                          MICOM COMMUNICATIONS CORP.

                                          By:          FRANCINE M. GOOD
                                            Francine M. Good
                                            Chief Financial Officer

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